Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

The following is a summary of red violet’s capital stock. All references herein to “certificate of incorporation” and “bylaws” are to red violet’s “amended and restated certificate of incorporation” and “amended and restated bylaws,” which are incorporated by reference as exhibits into red violet’s Annual Report on Form 10-K for the year ended December 31, 2019. These summaries and descriptions do not purport to be complete and are qualified in their entirety by reference to these documents, which you should read for a complete description of red violet’s capital stock.

Authorized Capital Stock

red violet is authorized to issue 200,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

red violet is authorized to issue 200,000,000 shares of common stock, par value $0.001 per share. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors, except for amendments to the certificate of incorporation relating solely to the terms of a series of preferred stock. Additionally, all matters submitted to a vote of stockholders require the affirmative vote of the stockholders holding a majority of the shares. There are no cumulative voting in the election of directors. In the event of red violet’s liquidation or dissolution, holders of common stock will be entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and have no right to convert their common stock into any other securities and there are no redemption provisions applicable to the common stock.

The holders of common stock will be entitled to any dividends that may be declared by the red violet Board out of funds legally available for payment of dividends subject to the prior rights of holders of preferred stock and any contractual restrictions red violet has against the payment of dividends on common stock. red violet has not paid any cash dividends on its common stock since inception and it does not plan to pay any cash dividends on its common stock in the foreseeable future.

As of December 31, 2019, red violet had 11,554,765 shares of common stock outstanding.

Treasury Stock

As of December 31, 2019, red violet had 103,147 shares of treasury stock.

Preferred Stock

red violet is authorized to issue 10,000,000 shares of “blank check” preferred stock with designations, rights and preferences as may be determined from time to time by the red violet Board. As of December 31, 2019, red violet had no shares of any class of preferred stock outstanding.

Issuance of “blank check” preferred stock

red violet’s certificate of incorporation authorizes the issuance of up to 10,000,000 shares of “blank check” preferred stock with designations, rights and preferences as may be determined from time to time by the red violet Board. The red violet Board is empowered, without shareholder approval, to issue a series of preferred stock with dividend, liquidation, conversion, voting or other rights which could dilute the interest of, or impair the voting power of, its common stockholders. The issuance of a series of preferred stock could be used as a method of discouraging, delaying or preventing a change in control. For example, it would be possible for the red violet Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change in control of red violet.

red violet’s bylaws also allows the red violet Board to fix the number of directors, however, the certificate of incorporation requires that the red violet Board be composed of a least three and no more than 15 directors. red violet’s stockholders will not have cumulative voting in the election of directors.

Anti-takeover Provisions

In general, Section 203 of the Delaware General Corporations Law (the “DGCL”) prohibits a Delaware corporation with a class of voting stock listed on a national securities exchange or held of record by 2000 or more stockholders from engaging in a “business combination” with an “interested shareholder” for a three-year period following the time that this shareholder becomes an interested shareholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested shareholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested shareholder is prohibited unless it satisfies one of the following conditions:

•	before the shareholder became interested, the board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;
•

upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder), shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•

at or after the time the shareholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested shareholder.

The DGCL permits a corporation to opt out of, or choose not to be governed by, its anti-takeover statute by expressly stating so in its original certificate of incorporation (or subsequent amendment to its certificate of incorporation or bylaws approved by its stockholders). red violet’s certificate of incorporation contains a provision expressly opting out of the application of Section 203 of the DGCL; therefore the anti-takeover statute does not apply to red violet.

Exclusive Jurisdiction

Unless red violet consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought against or on behalf of red violet, (ii) any action asserting a claim of breach of a duty owed by any current or former director, officer, other employee or stockholder of red violet to red violet or red violet’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, (iv) any action as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery in the State of Delaware, or (v) any action asserting a claim governed by the internal affairs doctrine, shall, to the fullest extent permitted by law, be the Court of Chancery in the State of Delaware (or, only if the Court of Chancery in the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court located within the State of Delaware). However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and as such, the exclusive jurisdiction clauses set forth above would not apply to such suits. Furthermore, Section 22 of the Securities Act provides for concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, and as such, the exclusive jurisdiction clauses set forth above would not apply to such suits.

Special Shareholder Meetings and Action by Written Consent

Under red violet’s bylaws, the Chairperson of the Board of Directors, its President and a majority of the members of the Board of Directors may each call a special meeting of stockholders. The bylaws do not permit meetings of stockholders to be called by any other person. red violet’s certificate of incorporation specifically prohibits action by its stockholders by written consent without a meeting of the stockholders unless authorized in advance by a resolution adopted by the red violet Board or otherwise provided for or fixed pursuant to the provisions of the certificate of incorporation relating to the rights of holders of any series of preferred stock.

Any aspect of the foregoing, alone or together, could delay or prevent unsolicited takeovers and changes in control or changes in red violet’s management.

Transfer Agent and Registrar

Continental Stock Transfer & Trust Company is the transfer agent and registrar for red violet’s common stock. Their contact information is: 1 State Street, 30th Floor, New York, NY 10004, phone number (212) 845-3249, www.continentalstock.com.

Trading Market

red violet’s common stock commenced trading on The NASDAQ Capital Market under the symbol “RDVT” on March 27, 2018.

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